UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)

Aviv REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05381L 101

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05381L 101	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LG Aviv L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 21,653,813
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 21,653,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,653,813
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.60%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 05381L 101	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan E. Goldberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 21,653,813
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 21,653,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,653,813
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.60%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 05381L 101	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert D. Lindsay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 21,653,813
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 21,653,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,653,813
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.60%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 05381L 101	13G	Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer Aviv REIT, Inc.

(b)	Address of Issuer’s Principal Executive Offices 303 W. Madison Street Suite 2400 Chicago, IL 60606

Item 2.

(a)	Name of Person Filing

(b)	Address of the Principal Office or, if none, residence

(c)	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) LG Aviv L.P. c/o Lindsay Goldberg LLC 630 Fifth Avenue, 30th Floor New York, NY 10111

(ii) Alan E. Goldberg 630 Fifth Avenue, 30th Floor New York, NY 10111

(iii) Robert D. Lindsay 630 Fifth Avenue, 30th Floor New York, NY 10111

LG Aviv L.P. directly holds 21,653,813 shares of common stock, par value $0.01 per share (“Common Stock”). The general partner of LG Aviv L.P. is LG Aviv GP, LLC (the GP). Messrs. Goldberg and Lindsay are the executive managers of the GP and, through a series of affiliated investment funds, share ownership and voting control of the GP.

Messrs. Goldberg and Lindsay may each be deemed to beneficially own the Common Stock beneficially owned by LG Aviv L.P. directly or indirectly controlled by him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either Mr. Goldberg or Mr. Lindsay is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of Messrs. Goldberg and Lindsay expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

CUSIP No. 05381L 101	13G	Page 6 of 10 Pages

(e)	CUSIP Number

05381L 101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Calculations of the percentage of shares of Common Stock beneficially owned assume a total of 37,592,261 shares of Common Stock outstanding as of October 31, 2013, according to information filed by Aviv REIT, Inc. (“Aviv REIT) on November 7, 2013. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

(b)	Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

	(i)	Sole power to vote or to direct the vote.

See each cover page hereof.

	(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

	(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

	(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

CUSIP No. 05381L 101	13G	Page 7 of 10 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐..

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : February 19, 2014

LG AVIV L.P.

By: LG Aviv GP, LLC, its general partner

By: /s/ Alan E. Goldberg
Name: Alan E. Goldberg
Its: Executive Manager

By: /s/ Robert D. Lindsay
Name: Robert D. Lindsay
Its: Executive Manager

ALAN E. GOLDBERG

/s/ Alan E. Goldberg

ROBERT D. LINDSAY

/s/ Robert D. Lindsay

8

Exhibit Index

Exhibit No.                                Description

1                                Joint Filing Agreement, dated February 19, 2014, among LG Aviv L.P., Alan E. Goldberg andRobert D. Lindsay

9